UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Carvana Co.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Titles of Class of Securities)

146869102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON CVAN Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON CVAN Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Parent II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Delaware Life Holdings Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 146869102

1	NAME OF REPORTING PERSON Mark Walter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,345,376 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,345,376 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,345,376 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% (See Item 4)
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Carvana Co. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1930 W. Rio Salado Parkway

Tempe, Arizona 85281

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons:

1.	CVAN Holdings, LLC (“CVAN”)

2.	CVAN Holding Company, LLC (“CVAN HC”)

3.	Delaware Life Holdings Parent, LLC (“Parent I”)

4.	Delaware Life Holdings Parent II, LLC (“Parent II”)

5.	Delaware Life Holdings Manager, LLC (“Manager”)

6.	Mark Walter (“Mr. Walter”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of CVAN, CVAN HC, Parent I, Parent II, Manager and Mr. Walter is as follows:

227 West Monroe

Suite 5000

Chicago, IL 60606

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, $0.001 par value per share, of the Issuer (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

146869102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a	)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b	)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c	)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d	)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e	)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f	)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g	)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h	)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4.	Ownership

(a)	Amount beneficially owned:

850,000 shares of Class A Common Stock (the “Class A Shares”) and 8,495,376 shares of Class A Common Stock issuable in exchange for Class A common units (the “Class A Units”) of Carvana Group, LLC, a Delaware limited liability company and subsidiary of the Issuer, pursuant to an exchange agreement (“Exchange Agreement”) entered into by and among the Issuer, CVAN and certain other holders of Class A Units party thereto immediately prior to the effectiveness of the Registration Statement on Form S-1 (File No. 333-217085) relating to the Issuer’s initial public offering.

The Class A Shares and Class A Units are held directly by CVAN. CVAN is a wholly-owned subsidiary of CVAN HC. CVAN HC is a wholly-owned subsidiary of Parent I. Parent I is a wholly-owned subsidiary of Parent II. Each of Parent I and Parent II is managed by Manager and each of Parent II and Manager is controlled by Mr. Walter. Each of CVAN HC, Parent I, Parent II, Manager and Mr. Walter may be deemed to indirectly share voting and dispositive power over the securities held directly by CVAN, and as a result, may be deemed to have or share beneficial ownership of, the securities held directly by CVAN. Each of CVAN HC, Parent I, Parent II, Manager and Mr. Walter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CVAN has pledged an aggregate of 6,875,000 Class A Units and 5,500,000 shares of Class B common stock of the Issuer (collectively, the “Pledged Securities”) to secure its obligations under a prepaid variable forward sale contract with an unaffiliated third party, including its obligation to deliver to such third party up to 5,500,000 Class A Shares on the maturity date of the contract. The Pledged Securities are exchangeable for 5,500,000 Class A Shares pursuant to the Exchange Agreement.

(b)	Percent of class:

9.50% based on 85,587,265 shares of Class A Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021 plus 4,300,000 shares of Class A Common Stock subsequently issued upon the exchange of certain Class A Units previously held by CVAN. The percentage assumes the exchange of all Class A Units held by CVAN for shares of Class A Common Stock, in accordance with Rule 13d-3 of the Securities Act of 1933, as amended.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

9,345,376. See response to Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

9,345,376. See response to Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

CVAN Holdings, LLC

By:	/s/ Joseph Nicosia
Name:	Joseph Nicosia
Title:	Authorized Person

CVAN Holding Company, LLC

By:	/s/ Joseph Nicosia
Name:	Joseph Nicosia
Title:	Authorized Person

Delaware Life Holdings Parent, LLC

By:	/s/ Joseph Nicosia
Name:	Joseph Nicosia
Title:	Authorized Person

Delaware Life Holdings Parent II, LLC

By:	/s/ Joseph Nicosia
Name:	Joseph Nicosia
Title:	Authorized Person

Delaware Life Holdings Manager, LLC

By:	/s/ Joseph Nicosia
Name:	Joseph Nicosia
Title:	Authorized Person

Mark Walter

By:	/s/ Mark Walter

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among CVAN Holdings, LLC, CVAN Holding Company, LLC, Delaware Life Holdings Parent, LLC, Delaware Life Holdings Parent II, LLC, Delaware Life Holdings Manager, LLC and Mark Walter